WF Holding Limited

Lot 3893, Jalan 4D, Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

October 31, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Jenny O’Shanick and Jennifer Angelini

Re:	WF Holding Limited

Registration Statement on Form F-1

Filed on September 23, 2024

File No. 333-282294

Ladies and Gentlemen:

We hereby submit the responses of WF Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 3, 2024, providing the Staff’s comments with respect to the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1 filed September 23, 2024

Part II Information Not Required in the Prospectus

Item 8. Exhibits and Financial Statement Schedules., page II-2

1.	We note your disclosure on page 58 that you entered into agreements with your independent directors. Please file these agreements pursuant to Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, or tell us why you do not believe they are required to be filed.

Response: We have filed the form of director agreement that we have entered into with our independent directors as an exhibit to the Registration Statement. All independent directors have entered into the same agreement.

General

2.	We note your disclosure on page Alt-4 that your selling securityholders may sell their securities through purchases by a broker-dealer as principal and resales by the brokerdealer for its account. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: We acknowledge that the retention by a selling stockholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment to the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin (Qixiang) Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101).

Sincerely,

WF Holding Limited

By:	/s/ Chee Hoong Lew
Chee Hoong Lew
Chief Executive Officer

cc: Kevin (Qixiang) Sun, Esq.